EXHIBIT INDEX

EXHIBIT NO. 					TITLE

(a)(1)	Letter from Boston Financial Qualified Housing Tax	Credits L.P. V, A
Limited Partnership to Limited Partners, dated July 24, 1997.

BOSTON FINANCIAL QUALIFIED HOUSING TAX CREDITS L.P. V,
 A LIMITED PARTNERSHIP
101 Arch Street
Boston, MA 02110

July 24, 1997

Dear Limited Partner:

	As you are by now aware, Oldham Institutional Tax Credits LLC, a Massachusetts limited liability company (the "Purchaser"), has made an offer (the "Oldham Offer") to purchase Units representing units of limited partnership interests ("Units") of Boston Financial Qualified Housing Tax Credits L.P. V, A Limited Partnership (the "Partnership") for a cash purchase price of $555 per Unit. The Purchaser is an affiliate of Arch Street V, Inc. and Arch Street V Limited Partnership , the general partners of the Partnership (the "General Partners").

	The General Partners are expressing no opinion and are remaining neutral with respect to the Oldham Offer. Although the General Partners are not making a recommendation with respect to the Oldham Offer, the General Partners believe that Limited Partners should carefully consider the following factors in making their own decision of whether to accept or reject the Oldham Offer:

  The Oldham Offer will provide Limited Partners with an immediate opportunity to liquidate their investment in the Partnership. Limited Partners who have a present or future need for the tax credits and/or tax losses from the Units may, however, prefer to retain their Units and not tender them pursuant to the Oldham Offer.

  As stated by the Purchaser in the Oldham Offer, there may be a conflict of interest between the Purchaser's desire to purchase the Units at a low price and a Limited Partner's desire to sell its Units at a high price. Therefore, Limited Partners might receive greater value if they hold their Units, rather than tender. Furthermore, Limited Partners should be aware that a secondary market exists for the Units.

  LIMITED PARTNERS WILL NO LONGER RECEIVE THE TAX CREDITS AND/OR TAX LOSSES FROM THE UNITS SHOULD THEY TENDER PURSUANT TO THE OLDHAM OFFER.

  Limited Partners who tender their Units will lose the right to receive any future distributions from the Partnership, including distributions from any refinancing or sale of the Partnership's properties. The Partnership has made no distributions to Limited Partners for the years ended March 31, 1997, 1996, and 1995. In the Partnership's early years, cash available for distribution was derived from interest earned on the temporary investment of funds held by the Partnership prior to paying capital contributions to Local Limited Partnerships. There can be no assurance as to the timing, amount or occurrence of any future distributions.

  Limited Partners should consult with their respective advisors about the financial, tax, legal and other consequences of the Oldham Offer.

	Enclosed is a copy of the Partnership's Statement on Schedule 14D-9 which has been filed with the Securities and Exchange Commission and sets forth the Partnership's response to the Offer. Limited Partners are advised to carefully read the Schedule 14D-9.

 	Please do not hesitate to call the Partnership at (800) 829-9210 (ext.
10) for assistance in any Partnership matter.

 	BOSTON FINANCIAL QUALIFIED HOUSING
	TAX CREDITS L.P. V, A LIMITED
PARTNERSHIP